SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES VII., LTD.
                            (Name of Subject Company)

                                    ORIG, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                September 2, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
|            Transaction Valuation: $120,000 (a)        | Amount of Filing Fee |
|    Limited Partnership Interest at $6.00 per Interest |      $24.00 (b)      |
--------------------------------------------------------------------------------

         (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.
|X|      Check  box if any part of the fee is offset as provided by Rule 0-11(a)
         (2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number,or the form of Schedule and the date of its filing.
         Amount Previously Paid:  ___________________  $24.00
         Form or Registration No.: __________________  Schedule 13E-4
         Filing Party:  _____________________________  NTS-Properties VII., Ltd.
         Date Filed:  _______________________________  September 2, 1999

    ----------------------------------------------------------------------------

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): ORIG, LLC ("ORIG")

--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG beneficially owns 23,333 of the limited partnership interests in NTS-Properties VII., Ltd. (the "Partnership").
                  (1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 4.12%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------




         (1) ORIG disclaims beneficial ownership of 7,539 of these Interests consisting of: (i) 1,796 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) 5,738 Interests owned by BKK Financial, Inc., an Indiana corporation; and (iii) five Interests owned by the General Partner. Mr. J.D. Nichols is the Chairman of the Board of the corporate general partner of Ocean Ridge. Barbara Nichols, Mr. Nichols' wife, is the sole limited partner of Ocean Ridge. Mr. Nichols' wife and daughters are the sole owners of BKK Financial, Inc.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization:J.D. Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each  Reporting Person:
                  J. D. Nichols beneficially owns 23,333 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 4.12%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 9,118 of these Interests, consisting of: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 5,738 Interests owned by BKK Financial, an Indiana corporation; and (iv) 1,579, or 10%, of the Interests owned by ORIG.

--------------------------------------------------------------------------------

         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 23,333 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  4.12%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 21,754 of these Interests, consisting of: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 5,738 Interests owned by BKK Financial, an Indiana corporation; and (iv) 14,215, or 90%, of the Interests owned by ORIG.

Item 1.  Security and Issuer.
-----------------------------

         (a) The name of the subject company is NTS-Properties VII., Ltd., a Florida limited partnership (the "Partnership" or the "Subject Company"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223.

         (b) The title of the securities that are subject to the Offer to Purchase dated September 2, 1999 (the "Offer") is limited partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this tender offer or the limited partnership interests or portions thereof that are tendered by the limited partners of the Partnership ("Limited Partners") to the Offerors pursuant to the Offer to Purchase). This Offer is being made to all Limited Partners. As of July 31, 1999, the Partnership had 565,736 outstanding Interests held by 1,273 holders of record. Subject to the conditions set forth in the Offer, the
Partnership and ORIG, LLC, a Kentucky limited liability company, and an affiliate of the Partnership (the "Bidder" and, collectively with the Partnership, the "Offerors") will purchase in the aggregate up to 20,000 Interests. The purchase price of the Interests tendered to the Offerors will be equal to $6.00 per Interest, payable to the tendering Limited Partners in cash (the "Purchase Price"). Although the Offer is being made to all Limited Partners, the Bidder has been advised that neither the general partner, NTS Properties Associates VII ("General Partner"), nor any of its partners, members, affiliates or associates intends to tender any Interests pursuant to the Offer.

Reference is hereby made to the Introduction of the Offer, which is incorporated herein by reference.

         (c) There is currently no established trading market for the Interests, and any transfer of Interests is limited by the terms of the Partnership's Amended and Restated Agreement of Limited Partnership as amended on February 11, 1988 ("Partnership Agreement").

         Reference is hereby made to the Introduction of the Offer and Section 7, "Cash Distribution Policy," of the Offer which are incorporated herein by reference.

Item 2.  Identity and Background.
---------------------------------

         The information required under this Item 2 is provided for the Bidder and each of the members of the Bidder.

ORIG, LLC:
----------

         ORIG, LLC, a Kentucky limited liability company, is the Bidder for purposes of this Schedule. The Bidder's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of the Bidder is to invest in limited partnerships that own commercial and residential real estate. During the past five years, the Bidder has not been the subject of any criminal proceedings. During the past five years, the Bidder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

J.D. Nichols:
-------------

(a)      J. D. Nichols.

(b) Mr. Nichols' business address is 10172 Linn Station Road, Louisville, Kentucky 40223. (c)-(d) During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of NTS- Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Capital
Corporation. Mr. Nichols is the Chairman of the Board of NTS Capital Corporation, the corporate general partner of the General Partner. Mr. Nichols serves as the Managing General Partner of the General Partner. The address of NTS-Development Company, NTS Capital Corporation and NTS Properties Associates IV is 10172 Linn Station Road, Louisville, Kentucky 40223.

(e)      Mr. Nichols has not been the subject of any criminal proceedings.

(f) During the past five years, Mr. Nichols was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

(g) Mr. Nichols is a citizen of the U.S.A.

Brian F. Lavin:
---------------

(a)      Brian F. Lavin.

(b) Mr. Lavin's business address is 10172 Linn Station Road, Louisville, Kentucky 40223. (c)-(d) Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of NTS- Development Company and NTS Capital
Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of NTS-Development Company and NTS Capital Corporation. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc. is 7557 Rambler Road, Dallas, Texas, 75231.

(e)      Mr. Lavin has not been the subject of any criminal proceedings.

(f) During the past five years, Mr. Lavin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

(g) Mr. Lavin is a citizen of the U.S.A.

Item 3.  Past Contracts, Transactions or Negotiations with Subject Company.
---------------------------------------------------------------------------

         (a) Except as described in (b) below, there have been no transactions which have occurred since the commencement of the Partnership's third full fiscal year proceeding the date of this schedule: (i) between the Bidder, Mr. Nichols or Mr. Lavin and the Partnership or any of its affiliates which are corporations, the aggregate amount of which was greater than 1% of the Subject Company's consolidated revenues for that fiscal year or portion thereof, or (ii) between the Bidder, Mr. Nichols or Mr. Lavin and any of the executive officers, directors or affiliates of the Partnership which are not corporations the aggregate amount of which exceeded $40,000.00 except as follows:

                  Pursuant to a written agreement (the "Management Agreement") between NTS-Development Company and the Partnership, property management fees of $48,786 (six months ended June 30, 1999), $101,354
         (1998),   $106,264   (1997)   and   $104,248   (1996)   were   paid  to
         NTS-Development Company, an affiliate of the General Partner. The fee is equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties. Also pursuant to the Management Agreement, NTS-Development Company will receive a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership has paid NTS-Development Company repair and maintenance fees of $2,451 for the six months ended June 30, 1999, $1,410 for 1998, and $3,040 for 1997. There was no similar fee incurred for 1996. These charges include items which have been expensed as operating expenses -- affiliated or professional and administrative expenses -- affiliated and items which have been capitalized as other assets or as land, buildings and amenities.

                  NTS-Development Company, an affiliate of the General Partner, directs the management of the Partnership's properties pursuant to the Management Agreement. Mr. Nichols has a controlling interest in NTS Capital Corporation and is a general partner of the General Partner. Under the agreement, NTS-Development Company establishes rental policies and rates and directs the marketing activity of leasing personnel. It also coordinates the purchase of equipment and supplies, maintenance activity and the selection of all vendors, suppliers and independent contractors.

                  Pursuant to the Management Agreement, the Partnership paid NTS-Development Company the following amounts for the quarter ended June 30, 1999 and for the years ended December 31, 1998, 1997 and 1996. These charges included items which have been expensed as operating expenses - affiliated or professional and administrative expenses - affiliated and items which have been capitalized as other assets or as land, building and amenities.


                     Six Months       1998             1997              1996
                      Ended
                     06/30/99
Leasing              $ 21,221       $ 46,636         $ 39,927          $ 39,363
Administrative         77,505        106,476          105,043           133,746
Property Manager       67,536        189,491          163,078           148,857
Other                   4,076          1,570            2,175             2,078
                      -------        -------          -------           -------
                     $170,338       $344,173         $310,223          $324,044
                      =======        =======          =======           =======

                  The Management Agreement requires the Partnership to purchase all insurance relating to the managed properties, to pay the direct out-of-pocket expenses of NTS- Development Company in connection with the operation of the properties, including the cost of goods and materials used for and on behalf of the Partnership, and to reimburse NTS- Development Company for the salaries, commissions, fringe benefits, and related employment expenses of on-site personnel.

                  The initial term of the Management Agreement was five years, and thereafter for succeeding one-year periods, unless canceled by either party upon sixty days written notice. As of September 2, 1999, the Management Agreement is still in effect.

                  On June 15, 1996, Mr. Nichols received a return of capital from NTS Financial Partnership, a Kentucky general partnership ("NTS Financial"), an affiliate of the Partnership, in the amount of $119,154.86, and used such funds to pay a third party obligation.

                  On April 14, 1997, Mr. Nichols received a return of capital from NTS Financial in the amount of $100,000.00. On April 28, 1997, Mr. Nichols received a distribution from NTS/Whetstone Limited Partnership, a Kentucky limited partnership, an affiliate of the Partnership, in the amount of $427,700.00. On June 15, 1997, Mr. Nichols received a return of capital from NTS Financial in the amount of $119,154.86, and used such funds to pay a third party obligation. On September 26, 1997, Mr. Nichols obtained a loan from NTS Financial in the amount of $208,750.00, and used such funds to pay a third party obligation.

                  On May 20, 1998, Mr. Nichols purchased from a third party bank a $1,950,000 promissory note made by NTS Corporation, an affiliate of the Partnership, in favor of the bank. On May 21, 1998, Mr. Nichols assigned all of his right, title and interest in this promissory note to NTS Financial, as a capital contribution thereto. In 1998, Mr. Nichols received from NTS Financial the following payments representing a return of capital, all of which Mr. Nichols used to pay third party obligations:


                    $119,154.86                  June 30
                    $209,370.17                  August 5
                    $146,000.00                  August 10
                    $269,105.83                  August 25
                    $280,079.33                  August 27

                  On June 30, 1999, Mr. Nichols received a return of capital from NTS Financial in the amount of $119,154.86 and used such funds to pay a third party obligation. On February 24, 1999, Mr. Nichols received a return of capital from NTS Financial in the amount of $137,000 and used such funds to make a capital contribution to ORIG to purchase Partnership Interests. On March 11, 1999, Mr. Nichols received a return of capital from

         NTS Financial in the amount of $96,000, and used such funds to make a capital contribution to ORIG to purchase limited partnership interests in NTS-Properties VII, Ltd.

                  Since January 1, 1996, Mr. Nichols has personally guaranteed various loans made to the Partnership's affiliates, including both publicly-held affiliates and privately-held affiliates. As of December 31, 1996, Mr. Nichols had outstanding personal guarantees totaling $46,332,682 on aggregate loan balances of $104,701,435 secured by properties with an aggregate book value of $135,000,000. As of December 31, 1997, Mr. Nichols had outstanding personal guarantees totaling $26,383,561 on aggregate loan balances of $32,986,920 secured by properties with an aggregate book value of $33,000,000. As of December 31, 1998, Mr. Nichols had outstanding personal guarantees totaling approximately $25,420,000 on aggregate loan balances of approximately $32,639,000, secured by properties with an aggregate book value of approximately $33,000,000. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000.


         (b) There have been no contracts, negotiations or transactions which have occurred since the commencement of the Partnership's third full fiscal year proceeding the date of this Schedule between the Bidder, Mr. Nichols or Mr. Lavin and the Partnership or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, except as follows:

                  On March 6, 1999, the Bidder and the Partnership purchased an aggregate of 25,794 Interests from limited partners for $6 per Interest pursuant to a joint offer to purchase interests. The Partnership purchased 10,000 of these interests. The Bidder purchased 15,794 of these interests. Mr. Nichols disclaims beneficial ownership of 1,579, or 10%, of the interests purchased by the Bidder; Mr. Lavin disclaims beneficial ownership of 14,215, or 90%, of the interests purchased by the Bidder.

                  On December 31, 1998, the Bidder and the Partnership purchased an aggregate of 729 limited partnership interests of NTS-Properties III from limited partners for $250 per interest pursuant to a joint offer to purchase interests. The Partnership purchased 500 of these interests. The Bidder purchased 229 of these interests. On March 31, 1999, the Bidder purchased an additional 431 limited partnership interests from limited partners who had tendered their interests pursuant to this offer for $250 per interest. Mr. Nichols disclaims beneficial ownership of 66, or 10%, of the interests purchased by the Bidder; Mr. Lavin disclaims beneficial ownership of 594, or 90%, of the Interests purchased by the Bidder.

                  On February 19, 1999, the Bidder and the Partnership purchased an aggregate of 1,259 limited partnership interests of NTS-Properties IV from limited partners for $6.00 per Interest pursuant to a joint offer to purchase Interests. The Partnership purchased 600 of these Interests. The Bidder purchased 659 of these Interests. Mr. Nichols disclaims beneficial ownership of 66, or 10%, of the interests purchased by the Bidder; Mr. Lavin disclaims beneficial ownership of 593, or 90% of the Interests purchased by the Bidder.

                  On January 18, 1999, the Bidder and the Partnership purchased an aggregate of 2,103 limited partnership interests of NTS-Properties VI from limited partners for $350 per interest pursuant to a joint offer to purchase interests. The Partnership purchased 750 of these interests. The Bidder purchased 1,353 of these interests. Mr. Nichols disclaims beneficial ownership of 135, or 10%, of the interests purchased by the Bidder; Mr. Lavin disclaims beneficial ownership of 1,218, or 90%, of the interests purchased by the Bidder.

                  On February 5, 1999, the Bidder and the Partnership purchased an aggregate of 2,458 limited partnership interests of NTS-Properties V from limited partners for $6.00 per interest pursuant to a joint offer to purchase interests. The Partnership purchased 600 of these interests. The Bidder purchased 1,858 of these interests. Mr. Nichols disclaims beneficial ownership of 186, or 10%, of the interests purchased by the Bidder; Mr. Lavin disclaims beneficial ownership of 1,672, or 90%, of the interests purchased by the Bidder.

                  The Partnership, BKK Financial, Inc., an Indiana corporation ("BKK") (which is wholly-owned by Mr. Nichols' wife, Barbara, and two majority-age daughters, and of which Mr. Nichols is the Chairman of the Board) and Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), (of which Mrs.Nichols is the sole limited partner and of which BKK is the general partner) have purchased Interests from time to time. Since January 1, 1996, Ocean Ridge and BKK have purchased 7,534 Interests at prices ranging from $4.00 to $6.00 per Interest. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests. The General Partner owns five Interests. Mr. Nichols and Mr.Lavin disclaim beneficial ownership of each of these Interests.

Item 4.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         (a) The total amount of funds required to complete the Offer is approximately $140,000 (including approximately $120,000 to purchase 20,000 Interests plus approximately $20,000 for expenses associated with administering the Offer such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership will purchase the first 10,000 Interests tendered pursuant to the Offer and will fund its purchases and its portion of the expenses of the Offer from its cash reserves. If the Offer is oversubscribed, and the Partnership, in its sole discretion, decides to purchase Interests in excess of 10,000 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Bidder will purchase the next 10,000 Interests tendered and will fund its purchases and its portion of the expenses of the Offer from cash contributions to be made to the Bidder by its members, pursuant to a Capital Contribution Agreement between Mr. Nichols and Mr. Lavin. Pursuant to the Capital Contribution Agreement, Mr. Nichols and Mr. Lavin have agreed to contribute approximately 90% and 10%, respectively, of the funds necessary for the Bidder (i) to purchase Interests pursuant to the Offer and (ii) to pay the Bidder's proportionate share of the expenses of the Offer. Mr. Nichols and Mr. Lavin, as members of the Bidder, will make these cash contributions immediately upon the expiration of the Offer. If the Offer is oversubscribed and the Bidder, in its sole discretion, decides to purchase Interests in excess of 10,000 Interests, the Bidder will fund these additional purchases and expenses, if any, from these cash contributions.

         (b) None of the Partnership, the Bidder, Mr. Nichols or Mr. Lavin intends to borrow funds to purchase any Interests tendered pursuant to this Offer.

         (c)      Not applicable.

         Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer which is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
-------------------------------------------------------------------------

         The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and it is unlikely that one will develop in the future. Transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General
Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Bidder will be held by the Bidder. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered, but is conditioned on, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." The Offer will not be consummated, if, in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under
Section 7704 of the Code. Further, the Offerors will not purchase Interests, if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

         The Offerors have agreed that the Partnership will purchase the first 10,000 Interests tendered during the Offer, and that, if more than 10,000 Interests are tendered, the Bidder will purchase up to an additional 10,000 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 20,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered on or before the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than one hundred (100) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on November 30, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Bidder, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Bidder may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.

         (a) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

         (b) Reference is hereby made to Section 10, "Certain Information About the Partnership," of the Offer, which is incorporated herein by reference.

         (c) Mr. Richard L. Good, the Vice Chairman and former President of NTS Capital Corporation and former President of NTS Development Company, is retiring effective September 3, 1999. Mr. Good previously began decreasing his responsibilities with the Partnership and its affiliates in anticipation of his retirement. In conjunction with Mr. Good's decreased responsibilities, Mr. Lavin was appointed President and Chief Operating Officer of NTS Capital Corporation and NTS Development Company in February, 1999. In addition, NTS Capital Corporation hired a new Chief Financial Officer, Gregory Wells, effective July 1, 1999. Other than these management changes, none of the Partnership, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner, to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership.

         (d) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

         (e) None of the Offerors, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's structure or business.

         (f) Item (f) of this Item 5 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

         (g) None of the Partnership, the General Partner, Mr. Nichols or Mr. Lavin has any plans or proposals that would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Interests; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," Section 10, "Certain Information About the Partnership" and Section 13, "Extensions of Tender Period; Terminations; Amendments," of the Offer which are incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------


         (a) The Bidder, Mr. Nichols and Mr. Lavin each beneficially own 23,333, or 4.12% of the outstanding Interests, (i) 15,794 of which are owned by the Bidder, (ii) 1,796 of which are owned by Ocean Ridge, and (iii) five of which are owned by the General Partner. The address of Ocean Ridge is 10172 Linn Station Road, Louisville, Kentucky 40223. Mr. Nichols disclaims beneficial ownership of 9,118 of these Interests. Mr. Lavin disclaims beneficial ownership of 21,754 of these Interests. The Bidder disclaims beneficial ownership of 7,539 of these Interests. Reference is hereby made to cover pages 2-4 herein, which are incorporated herein by reference.

         (b) There have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, the Bidder, Mr. Nichols, Mr. Lavin or any person controlling the Partnership, the General Partner or the Bidder except as follows:

                  On June 21, 1999, Ocean Ridge purchased 250 Interests from a Limited Partner for a purchase price of $6.00 per Interest. On July 21, 1999, Ocean Ridge purchased 1,546 Interests from a Limited Partner for a purchase price of $6.00 per Interest.

         Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Interests" of the Offer, the Introduction of the Offer and Exhibit
(c)(2) hereto, which are incorporated herein by reference.

Item 7.    Contracts, Arrangements, Understandings or Relationships with Respect
--------------------------------------------------------------------------------
to the Subject Company's Securities.
------------------------------------

         The Partnership Agreement, contained in the Partnership's prospectus dated October 29, 1987, grants the General Partner discretion to decide whether the Partnership or any of its affiliates will purchase Interests from time to time from Limited Partners on certain terms and conditions described in the Partnership Agreement. The Offerors however, will not purchase Interests from a Limited Partner where, after the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than one hundred (100) Interests.

        Mr. Nichols and Mr. Lavin have executed a Capital Contribution Agreement which requires them to contribute the capital necessary to purchase any and all Interests purchased by the Bidder pursuant to the Offer and to pay the Bidder's proportionate share of the expenses of the Offer. Mr. Nichols has agreed to contribute approximately 90% of these funds. Mr. Lavin has agreed to contribute approximately 10% of these funds. See Item 4, "Source and Amount of Funds or other Consideration."

         On March 6, 1999, the Bidder and the Partnership purchased an aggregate of 25,794 Interests from Limited Partners for $6.00 per Interest pursuant to a joint offer to purchase Interests which commenced on November 20, 1998 and terminated on February 19, 1998. The Partnership purchased 10,000 of these Interests. The Bidder purchased 15,794 of these Interests.

         Other than these agreements, the Offerors are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between the Bidder, Mr. Nichols or Mr. Lavin and any person with respect to the Interests.

         Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Interests" of the Offer, and to Exhibit (c)(2) hereto, each of which are incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.
---------------------------------------------------------

         No persons have been employed, retained or are to be compensated by the Offerors to make solicitations or recommendations in connection with the Offer.

Item 9.  Financial Statements of Certain Bidders.
-------------------------------------------------

         Not applicable.

Item 10.  Additional Information.
---------------------------------

         (a)      None.
         (b)      None.
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      None.
         (f)      None.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         (a)(1) Form of Offer to Purchase dated September 2, 1999 (including financial statements giving pro forma effect of the Offer).
         (a)(2)   Form of Letter of Transmittal.
         (a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.
         (a)(4)   Form of Letter to Limited Partners.
         (a)(5)   Substitute Form W-9 with Guidelines.
         (b)      None.
         (c)(1) Reference is hereby made to: (1) the Amended and Restated Agreement of Limited Partnership of NTS-Properties VII., Ltd, dated as of February 11, 1988, previously filed with the Securities and Exchange Commission as part of the Partnership's Registration Statement on Form S-11, No.
                  33-14308, filed with the Commission on May 11, 1987, and declared effective on October 29, 1987.
         (c)(2) Capital Contribution Agreement dated as of January 20, 1999 between J.D. Nichols and Brian F. Lavin, the members of ORIG, LLC.
         (d)      None.
         (e)      None.
         (f)      None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 2, 1999                   ORIG, LLC,
                                     a Kentucky limited liability company.

                                                  By:      /s/ J. D. Nichols
                                                           -----------------
                                                           J.D. Nichols,
                                                           Managing Member


                                                    /s/ J. D. Nichols
                                                    -----------------
                                                    J. D. Nichols, individually



                                                    /s/ Brian F. Lavin
                                                    ------------------
                                                    Brian F. Lavin, individually

                                    EXHIBITS



Exhibit
Number                                      Description
------                                      -----------
(a)(1) Form of Offer to Purchase, dated September 2, 1999 (including financial statements giving pro forma effect of the Offer).
(a)(2)              Form of Letter of Transmittal.
(a)(3)              Form of Affidavit and Indemnification Agreement for
                    Missing Certificate(s) of Ownership.
(a)(4)              Form of Letter to Limited Partners.
(a)(5)              Substitute Form W-9 with Guidelines.
(b)                 None.
(c)(1)              Reference is hereby made to:  (1) the Amended and
                    Restated Agreement of Limited Partnership of NTS- Properties
                    VII.,  Ltd.,   previously  filed  with  the  Securities  and
                    Exchange   Commission   as   part   of   the   Partnership's
                    Registration Statement on Form S-11, No. 33-14308, filed with the Commission on May 11, 1987, and declared effective on October 29, 1987.
(c)(2)              Capital Contribution Agreement dated as of January 20,
                    1999 between J.D. Nichols and Brian F. Lavin, the members of ORIG, LLC.
(d)                 None.
(e)                 None.
(f)                 None.

                                                                 EXHIBIT (a)(1)














               Form of Offer to Purchase, dated September 2, 1999

                           Offer to Purchase for Cash
                                       by
                            NTS-Properties VII., Ltd.
                                       and
                                    ORIG, LLC
                                    of Up to
                      20,000 Limited Partnership Interests

         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, NOVEMBER 30, 1999, UNLESS EXTENDED.

         NTS-Properties VII., Ltd. is a Florida limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain residential rental and commercial real estate properties. See Section 10, "Certain Information About the Partnership." NTS-Properties Associates VII, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. NTS Capital Corporation is controlled by Mr. J.D. Nichols, its Chairman of the Board, Richard L. Good, its Vice Chairman, and Brian F. Lavin, its President and Chief Operating Officer. Except as otherwise provided in the Partnership Agreement (defined below), and as more fully described in Section 10, "Certain Information About the Partnership", the General Partner owns a one percent (1%) interest in the Partnership and the limited partners, in the aggregate, own a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Affiliate and the Partnership are each an "Offeror" and collectively, the "Offerors"), are offering to purchase for cash upon the terms and conditions set forth in this Offer to Purchase ("Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer") in the aggregate up to 20,000 of the Partnership's limited partnership interests (the "Interests") at a price equal to $6.00 per Interest (the "Purchase Price"). This Offer is being made to all limited partners of the Partnership ("Limited Partners") and is generally not conditioned on the tender of any minimum number of Interests, but is subject to certain conditions described herein.

         Limited Partners tendering all or any portion of their Interests are subject to certain risks including:

         o The Purchase Price of $6.00 per Interest may not equate to the fair market value or the liquidation value of the Interests.
         o Neither the General Partner, on behalf of the Partnership, nor the Affiliate has retained an independent third party to evaluate the fairness of the Offer.
         o Conflicts in establishing the Purchase Price exist between tendering Limited Partners and the Partnership, the General Partner and non-tendering Limited Partners.
         o Negative tax consequences may exist for any Limited Partner tendering its Interests.
         o The General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests.

         Limited Partners continuing to hold all or any portion of their Interests are subject to certain risks including:

         o The Partnership may not make future cash distributions to Limited Partners.
         o The percentage ownership of Interests held by persons controlling, controlled by or under common control with the General Partner or its affiliates will increase as a result of the Offer.
         o        The  Partnership  has no current plans to liquidate its assets and to distribute the proceeds to its Limited Partners.
         o        General economic risks are associated with investments in real estate.
         o The Partnership's financial condition may be adversely affected by a downturn in the business of any tenant occupying a significant portion of a Partnership property or a tenant's decision not to renew its lease.

See "RISK FACTORS."

              -----------------------------------------------------

         THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF INTERESTS; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN ONE HUNDRED (100) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6, "CERTAIN CONDITIONS OF THE OFFER."


              -----------------------------------------------------



                                    IMPORTANT

         Any Limited Partner wishing to tender all or any portion of his, her or its Interests should complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Offer to Purchase and Letter of Transmittal and deliver it together with the Certificate(s) of Ownership for the Interests being tendered (or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact), the Substitute Form W-9 and any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he, she or it desires to tender such Interests.


              -----------------------------------------------------



         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.

             The date of this Offer to Purchase is September 2, 1999

         NEITHER THE OFFERORS NOR THE PARTNERSHIP'S GENERAL PARTNER MAKE ANY RECOMMENDATION TO ANY LIMITED PARTNER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, HER OR ITS OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, HOW MANY OF SUCH LIMITED PARTNER'S INTERESTS TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFERORS REGARDING WHETHER LIMITED PARTNERS SHOULD TENDER OR REFRAIN FROM TENDERING INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFERORS OR THE GENERAL PARTNER.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

INTRODUCTION...................................................................1
SUMMARY OF CERTAIN INFORMATION.................................................4
RISK FACTORS...................................................................5
THE OFFER......................................................................8
Section 1.        Background and Purposes of the Offer.........................8
Section 2.        Offer  to Purchase and Purchase Price;  Proration;  Expiration
                  Date; Determination of Purchase Price........................9
Section 3.        Procedure for Tendering Interests...........................11
Section 4.        Withdrawal Rights...........................................12
Section 5.        Purchase of Interests; Payment of Purchase Price............12
Section 6.        Certain Conditions of the Offer.............................13
Section 7.        Cash Distribution Policy....................................16
Section 8.        Effects of the Offer........................................16
Section 9.        Source and Amount of Funds..................................16
Section 10.       Certain Information About the Partnership...................17
Section 11.       Certain Federal Income Tax Consequences.....................19
Section 12.       Transactions and Arrangements Concerning Interests..........23
Section 13.       Extensions of Tender Period; Terminations; Amendments.......23
Section 14.       Fees and Expenses...........................................23
Section 15.       Address; Miscellaneous......................................24
Appendix A
         The Partnership's Financial Statements Giving
         Pro Forma Effect of the Offer........................................26

To Holders of Limited Partnership Interests of
NTS-Properties VII., Ltd.

                                  INTRODUCTION


         NTS-Properties VII., Ltd. is a Florida limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain residential rental and commercial real estate properties. Except as otherwise provided in the Partnership Agreement (defined below) and as more fully described in Section 10, "Certain Information About the Partnership", the Partnership's general partner, NTS- Properties Associates VII (the "General Partner") owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Partnership and the Affiliate are each an "Offeror" and, collectively, the "Offerors"), hereby offer to purchase up to 20,000 of the Partnership's limited partnership interests (the "Interests") at a purchase price of $6.00 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this "Offer to Purchase" and in the related "Letter of Transmittal" (together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer"). (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this Offer or the limited partnership interests or portions thereof that are tendered by the limited partner to the Offerors pursuant to the Offer.) The Partnership, in its sole discretion, may purchase more than 10,000 Interests, and the Affiliate, in its sole discretion, may purchase more than 10,000 Interests, but neither has any current intention to do so. This Offer is being made to all limited partners in the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability set forth in the Amended and Restated Agreement of Limited Partnership of NTS- Properties VII, as amended on February 11, 1998 (the "Partnership Agreement").

         The Purchase Price should not be viewed as equivalent to the fair market value or the liquidation value of an Interest. As of both December 31, 1998 and June 30, 1999, the book value of each Interest was approximately $9.51. The Purchase Price offered by the Offerors has been determined by the General Partner, in its sole discretion, based on: (i) the response to the Offerors' tender offer of $6.00 per Interest which commenced on December 7, 1998 and terminated on March 6, 1999 (the "Prior Offer"); (ii) sales of Interests by Limited Partners to third parties in secondary market transactions in 1997, 1998 and 1999; (iii) repurchases of interests by the Partnership in 1996, 1997, 1998 and 1999; (iv) purchases by the Partnership's affiliate, BKK Financial, Inc., in 1996, 1997 and 1998; and (v) a purchase of Interests by the Partnership's affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge") in 1999. The Partnership is aware of an offer to purchase Interests by a third-party offeror for $3.83 per Interest. The Partnership, however, is not aware of the other material terms of this third-party offer. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         Subject to the conditions set forth in the Offer, the Partnership will purchase the first 10,000 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on Tuesday, November 30, 1999, subject to any extension of the Offer by the Offerors (the "Expiration Date"). If more than 10,000 Interests are tendered, the Affiliate will purchase up to an additional 10,000 Interests which are tendered and received by the Partnership by, and not withdrawn prior to the Expiration Date. If, on the Expiration Date, the Offerors determine that more than 20,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests in accordance with Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed and the Offerors do not act in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis ("Proration"). If the Partnership pro rates, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         The Offer is generally not conditioned on the tender of any minimum number of Interests. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."

         All purchases of Interests pursuant to the Offer will be effective as of the Expiration Date. Each Limited Partner who tenders Interests pursuant to the Offer will receive the Purchase Price and cash distributions declared and payable prior to the Expiration Date, if any. Limited Partners will not be entitled to receive cash distributions declared and payable after the Expiration Date, if any, on any Interests tendered and accepted by the Offerors.

         The tender and acceptance of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes which will result in the Limited Partner recognizing gain or loss for income tax purposes. Limited Partners are urged to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented herein in Section 11, "Certain Federal Income Tax Consequences."

         As of  July  31,  1999,  the  General  Partner  owned  five  (5) of the
Partnership's  outstanding  Interests  and the  Affiliate  owned  15,794  of the
Partnership's outstanding Interests. All partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned an aggregate of 23,333 Interests, representing approximately 4.12% of the Partnership's 565,736 outstanding Interests. Although the Offer is being made to all Limited Partners, the Partnership has been advised that neither the General Partner, the Affiliate, nor any of the partners, members, affiliates or associates of the General Partner or the Affiliate intends to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate, and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 33,333 Interests, representing approximately 6.00% of the Partnership's 555,736 outstanding Interests.

                         SUMMARY OF CERTAIN INFORMATION
                         ------------------------------

         The following is a summary of certain information contained elsewhere in this Offer. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and related documents. Capitalized terms used but not defined in this summary are defined elsewhere in this Offer. Limited Partners are urged to read all documents constituting this Offer in their entirety.

Offerors The Partnership, a Florida limited partnership, and the Affiliate, a Kentucky limited liability company, invite all of the Partnership's Limited Partners to tender their Interests upon the terms and subject to the conditions set forth in this Offer.


Purchase Price                              $6.00 per Interest in cash.

Expiration Date                             The  Offer   expires   on   Tuesday,
                                            November 30, 1999 at 12:00 Midnight,
                                            Eastern  Standard  Time  unless  the
                                            Offer is otherwise extended  by  the
                                            Offerors  in  accordance  with   the
                                            provisions  set  forth  herein.  ALL
                                            INTERESTS  BEING  TENDERED  MUST  BE
                                            RECEIVED  BY  THE PARTNERSHIP AT THE
                                            ADDRESS  SET  FORTH  IN  SECTION 15,
                                            "ADDRESS;MISCELLANEOUS,"ON OR BEFORE
                                            THE EXPIRATION DATE.

Offer Conditions                            The  Offerors  will  purchase in the
                                            aggregate up to 20,000 Interests.The
                                            first 10,000 Interests tendered will
                                            be purchased by the  Partnership; up
                                            to an  additional 10,000   Interests
                                            tendered will  be  purchased  by the
                                            Affiliate.    If    the   Offer   is
                                            oversubscribed,first the Partnership
                                            may  purchase  additional Interests,
                                            and then the Affiliate  may purchase
                                            additional  Interests,  each  in its
                                            sole  discretion.     If  the  Offer
                                            remains  oversubscribed,   Interests
                                            will  be  purchased  on  a  pro rata
                                            basis.  This Offer  is being made to
                                            all  Limited  Partners  and  is  not
                                            conditioned  on  the  tender  of any
                                            minimum number of Interests;provided
                                            however,  no tender will be accepted
                                            from  a  Limited  Partner  if,  as a
                                            result of the  tender,   the Limited
                                            Partner  would  continue  to  be   a
                                            Limited Partner and would hold fewer
                                            than one hundred (100) Interests.The
                                            Offer  is  subject  to certain terms
                                            and  conditions  set  forth  in  the
                                            Offer.

                                  RISK FACTORS
                                  ------------

          Limited  Partners  Tendering All or Any Portion of Their Interests Are
          ----------------------------------------------------------------------
Subject to Certain Risks:
-------------------------

          Purchase  Price  May Be Less Than Fair  Market  Value and  Liquidation
          ----------------------------------------------------------------------
Value and Is Less Than Book Value.  The Interests are not traded on a recognized
----------------------------------
stock exchange or trading market. A readily identifiable, liquid market for the Interests does not exist and is not likely to exist in the near future. The Partnership and the Affiliate purchased an aggregate of 25,794 Interests on March 6, 1999 for $6.00 per Interest, pursuant to the Prior Offer. The Partnership purchased 10,000 of these Interests. The Affiliate purchased 15,794 of these Interests. The Offerors are also aware of certain secondary market transactions by which Interests were transferred at prices equal to $3.90 to $6.50 per Interest (including commissions and other mark-ups) by Limited Partners to third parties during the period from January 1, 1997 to April 30, 1999. Additionally, the Partnership has repurchased 72,529 interests, and its affiliates, BKK Financial, Inc. and Ocean Ridge, purchased 5,738 and 1,796 Interests, respectively, during the period from January 1, 1996 through July 31, 1999 at prices ranging from $4.00 to $6.00 per Interest. As of both December 31, 1998 and June 30, 1999, the book value of each Interest was approximately $9.51. The Purchase Price for Interest in this Offer was determined by the General Partner, in part, based on the purchase price per Interest in the Prior Offer. None of the purchase price per Interest in the Prior Offer, the secondary market transactions described above or the Purchase Price in this Offer necessarily reflects the value that Limited Partners would realize from holding the Interests until termination or liquidation of the Partnership, which could result in greater or lesser value. The Offerors have not obtained an opinion from an independent third party regarding the fairness of the Purchase Price. Furthermore, the Offerors did not obtain an appraisal of the Partnership's assets in establishing the Purchase Price.

         Negative Tax Consequences  May Exist for Any Limited Partner  Tendering
         -----------------------------------------------------------------------
Interests.  Limited Partners selling Interests  pursuant to this Offer generally
----------
will recognize a gain or loss on the sale of their Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount realized by the seller (generally, the sum of the Purchase Price plus the selling Limited Partner's share of Partnership liabilities) minus the Limited Partner's adjusted tax basis in the Interests sold. Generally, the sale of Interests held by a Limited Partner for more than twelve (12) months will result in long-term capital gain or loss. Due to the complexity of tax issues, Limited Partners are advised to consult their tax advisors with respect to their individual tax situations before selling their Interests pursuant to the Offer. See Section 11, "Certain Federal Income Tax Consequences."

         Conflict of Interest.  A conflict of interest  exists  between  Limited
         ---------------------
Partners who are tendering their Interests and the Partnership, the General Partner and non-tendering Limited Partners. Tendering Limited Partners would prefer a higher Purchase Price; the Partnership, the General Partner and non-tendering Limited Partners would prefer a lower Purchase Price.

         General  Partner  Makes No  Recommendation  to  Limited  Partners.  The
         ------------------------------------------------------------------
General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests. Limited Partners should make their own decisions regarding whether to tender their Interests based upon their own individual situation.

         Limited  Partners  Who  Do Not  Tender  All or  Any  Portion  of  Their
         -----------------------------------------------------------------------
Interests Are Subject to Certain Risks:
---------------------------------------

         The Partnership May Not Make Future Cash  Distributions.  The amount of
         --------------------------------------------------------
funds required by the Partnership to fund the Offer is estimated to be approximately $70,000 ($60,000 to purchase 10,000 Interests plus approximately $10,000 for its proportionate share of the expenses associated with administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror). The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.

         Increased Voting Control by Affiliates of the Partnership. If the Offer
         ----------------------------------------------------------
is fully subscribed, the percentage of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of July 31, 1999, the General Partner owned five (5) of the Partnership's outstanding Interests and the Affiliate owned 15,794 of the Partnership's outstanding Interests. The General Partner, the Affiliate, and all partners, members, affiliates and associates of the General Partner or the Affiliate beneficially own, in the aggregate, 23,333 Interests, representing approximately 4.12% of the Partnership's 565,736 outstanding Interests. Although this Offer is made to all Limited Partners, the Partnership has been advised that none of the General Partner, the Affiliate, nor any of the partners, members, affiliates or associates of the General Partner or the Affiliate intends to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate, and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 33,333 Interests, representing approximately 6.00% of the Partnership's 555,736 outstanding Interests, an increase of 1.88% of the outstanding Interests. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will own a greater percentage of the outstanding Interests. Thus, these entities or individuals will have a greater influence on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership.

         Partnership  Has No Current Plan to Liquidate.  The  Partnership has no
         ----------------------------------------------
current plan to sell its assets and to distribute the proceeds to its Limited Partners nor does the Partnership contemplate resuming distributions to the Limited Partners. Therefore, Limited Partners who do not tender their Interests may not be able to realize any return on or any distribution relating to their investment in the Partnership in the foreseeable future.

         Reliance on Certain Tenants. The Partnership's  financial condition and
         ----------------------------
ability to fund future cash needs, including its ability to make future cash distributions, if any, may be adversely affected by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any Partnership property or by a tenant's decision not to renew its lease. Failure to re-lease the space vacated by significant tenants on a timely basis and on terms and conditions acceptable to the Partnership could have a material adverse effect on the Partnership's results of operation and financial condition. See
Section 10, "Certain Information About the Partnership".

         General Economic Risks Associated with Investments in Real Estate.  All
         ------------------------------------------------------------------
real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including: (i) possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions; (ii) increased labor and material costs; and (iii) the attractiveness of the property to tenants in the neighborhood. For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's prospectus dated October 29, 1987.

                                    THE OFFER

         Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and pursuant to the Partnership Agreement, transfers of Interests are subject to certain restrictions, including the prior approval of the General Partner. The General Partner believes that there are certain Limited Partners who desire immediate liquidity, while other Limited Partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners. Those Limited Partners who tender their Interests pursuant to the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the current value of a Limited Partner's investment. See Risk Factors - "General Economic Risks Associated with Investments in Real Estate."

         Neither the Offerors nor the General Partner has any current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (ii) a sale or transfer of a material amount of assets of the Partnership; (iii) with the exception of the appointment of Brian F. Lavin as President and Chief Operating Officer of NTS Capital Corporation in conjunction with the retirement, effective September 3, 1999, of Richard L. Good, the Vice Chairman and former President of NTS Capital Corporation, the corporate general partner of the General Partner, and the hiring of Gregory Wells as the Chief Financial Officer of NTS Capital Corporation, any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership; (iv) any material change in the present distribution policy, indebtedness or capitalization of the Partnership; (v) any other material change in the structure or business of the Partnership; or (vi) any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. The General Partner, however, may explore and pursue any of these options in the future.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners (including the Affiliate and other affiliates of the General Partner that own
Interests) who do not tender their Interests or tender only a portion of their Interests. Limited Partners retaining their Interests may be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may impact the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and (2) increased voting control by the affiliates of the General Partner (including the Affiliate) and persons controlling the affiliates, which will increase the influence that affiliates of the General Partner and persons controlling the affiliates have on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership. See Risk Factors -- "The Partnership May Not Make Future Cash Distributions" and "Increased Voting Control by Affiliates of the Partnership". Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

     The Offer is the second tender offer made by the Partnership and the Affiliate for Interests. The Partnership and the Affiliate purchased an aggregate of 25,794 Interests on March 6, 1999 for $6.00 per Interest, pursuant to the Prior Offer. The Partnership purchased 10,000 of these Interests. The Affiliate purchased 15,794 of these Interests. The General Partner intends to consider the desirability of the Partnership making future tender offers to purchase Interests following completion of the Offer, but is not required to make any future offers.

         Section 2. Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

         Offer to Purchase and Purchase Price. The Offerors will, upon the terms
         -------------------------------------
and subject to the conditions of the Offer, described below, purchase in the aggregate up to 20,000 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $6.00 per Interest; provided however, that no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than one hundred (100) Interests. The Partnership will purchase the first 10,000 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If more than 10,000 Interests are tendered and received by the Partnership as a result of this Offer, the Affiliate will purchase up to an additional 10,000 Interests which are tendered by, and not withdrawn prior to, the Expiration Date.

         If, on the Expiration Date, the Offerors determine that more than 20,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Exchange Act, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         Proration.  If the Offer is oversubscribed  and the Offerors do not act
         ----------
in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis. In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of nterests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered.

         Any fractional Interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN ONE HUNDRED (100) INTERESTS.

         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         -----------------
Eastern Standard Time, on Tuesday, November 30, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors, expires. The Partnership may extend the Offer, in its sole discretion, by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension. For a description of how the Offer may be extended or terminated, see Section 13, "Extensions of Tender Period; Terminations; Amendments."

         Determination  of Purchase  Price.  The Purchase  Price  represents the
         ----------------------------------
price at which the Offerors are willing to purchase Interests. No Limited Partner approval is required or was sought regarding the determination of the Purchase Price. No special committee of the Partnership, the Affiliate or the Limited Partners has approved this Offer and no special committee or independent person has been retained to act on behalf of the Partnership or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         The Purchase Price offered by the Offerors was determined by the General Partner in its sole discretion based on: (i) the response to the purchase price of $6.00 in the Prior Offer; (ii) sales of Interests by Limited Partners to third parties in secondary market transactions in 1997, 1998 and 1999; (iii) repurchases of interests by the Partnership in 1996, 1997, 1998 and 1999; (iv) purchases by the Partnership's affiliate, BKK Financial, Inc., in 1996, 1997 and 1998; and (v) a purchase of Interests by the Partnership's affiliate, Ocean Ridge in 1999. The Partnership is aware of an offer to purchase Interests by a third-party offeror for $3.83 per Interest. The Partnership, however, is not aware of the other material terms of this third-party offer. The General Partner is also aware of certain sales of Interests made at prices equal to $3.90 to $6.50 per Interest (including commissions and other mark-ups) by certain Limited Partners to third parties during the period from January 1, 1997 to April 30, 1999. The Partnership has repurchased interests, and its affiliates, BKK Financial, Inc. and Ocean Ridge, have purchased Interests, in secondary market transactions at prices ranging from $4.00 to $6.00 per Interest during the period from January 1, 1996 through July 31, 1999. The information regarding transactions between Limited Partners and third parties is based on the General Partner's knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of both December 31, 1998 and June 30, 1999, the book value of each Interest was approximately $9.51.

         In determining the Purchase Price, the Partnership did not estimate or project the liquidation value per Interest or consider the book value per Interest and did not appraise the value of its assets.

         Section 3. Procedure for Tendering Interests. Limited Partners that wish to tender Interests pursuant to this Offer must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests being tendered or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys, at the address listed in Section 15, "Address; Miscellaneous."

THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE PARTNERSHIP ON OR BEFORE THE EXPIRATION DATE. NEITHER THE PARTNERSHIP NOR THE AFFILIATE WILL ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

         Method of Delivery.  LIMITED  PARTNERS  ASSUME ANY RISK ASSOCIATED WITH
         -------------------
THE METHOD FOR DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS SUBMIT ALL DOCUMENTS VIA REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. LIMITED PARTNERS MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 15, "ADDRESS; MISCELLANEOUS."

         Determination of Validity. All questions regarding the validity,  form,
         --------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. Notwithstanding the foregoing, if the Offer is oversubscribed, the Partnership and the Affiliate may each decide to purchase Interests in excess of the initial 20,000 Interests. In that case, all questions regarding the validity, form or eligibility (including time of receipt) and acceptance for payment of any additional Interests purchased by either the Partnership or the Affiliate will be determined by each respective party, in its sole discretion. Each determination, whether made by the Partnership or the Affiliate, will be final and binding. The Partnership or the Affiliate, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or the Affiliate. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. The Offerors are neither under any duty nor will they incur any liability for failure to notify any tendering Limited Partner of any defects, irregularities or rejections contained in the tenders.

         Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, must own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Interests pursuant to any of the procedures described herein constitutes acceptance by the tendering Limited Partner of the terms and conditions of the Offer, including a representation and warranty that (i) the tendering Limited Partner owns the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

         Section 4. Withdrawal Rights. Any Limited Partner tendering Interests pursuant to this Offer may withdraw the tender at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in the Section 15, "Address; Miscellaneous" on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn.

         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, all questions as to form and validity of the notice of withdrawal will be determined by the Partnership or the Affiliate, each in its sole discretion, for any Interests purchased by the Partnership or the Affiliate, as the case may be, in excess of the initial 20,000 Interests. All determinations made by the Partnership or the Affiliate will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in Section 3, "Procedure for Tendering of Interests" prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4, "Withdrawal Rights," will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Offerors will pay $6.00 per Interest to each Limited Partner properly tendering its Interests. The Purchase Price will be paid in the form of a check from the purchasing Offeror to each Limited Partner. All monies due to each Limited Partner will be delivered to the Limited Partner by first class U.S. Mail deposited in the mailbox within five (5) business days after the Expiration Date. Under no circumstances will interest be paid on the Purchase Price to be paid by the Offerors for Interests tendered, regardless of any extension of the Offer or any delay in making payment. In the event of Proration as set forth in Section 2, "Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," the Offerors may not be able to determine the proration factor and pay for those Interests that have been accepted for payment, and for which payment is otherwise due, until approximately five (5) business days after the Expiration Date.

         Interests will be deemed purchased at the time of acceptance by the Offerors but in no event earlier than the Expiration Date. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer, the Offerors will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 13, "Extensions of Tender Period; Terminations; Amendments" or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

                  (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under Section 708 of the Code;

                  (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

                  (c) as a result of the Offer, there would be fewer than three hundred (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;

                  (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by the Partnership or the Affiliate of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's reasonable judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

                  (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or the Affiliate, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Offerors' reasonable judgment, would or might directly or indirectly:

                           (i) delay or restrict the ability of the  Partnership
                  or the Affiliate, or render the Partnership or the Affiliate unable, to accept for payment or pay for some or all of the Interests;

                           (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or the Affiliate, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or the Affiliate;

                  (f)      there shall have occurred:

                           (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

                           (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

                           (iii) the  commencement of war, armed  hostilities or
                  any  other  national  or  international   crises  directly  or
                  indirectly involving the United States;

                           (iv) any limitation (whether or not mandatory) by any
                  governmental, regulatory or administrative agency or authority on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

                           (v)  (A) any  significant  change,  in the  Offerors'
                  reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in the reasonable judgment of the Offerors, makes it inadvisable to proceed with the Offer; or

                           (vi) in the  case of the  foregoing  existing  at the
                  time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof;

                  (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's reasonable judgment, is or may be material to the Partnership;

                  (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;

                  (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before September 2, 1999 a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or
         (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets; or

                  (j) the General Partner determines that it is not in best interest of the Partnership to purchase Interests pursuant to the Offer;

which, in the reasonable judgment of the Offerors, in any such case and regardless of the circumstances (including any action of the Partnership or the Affiliate) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The foregoing conditions are for the sole benefit of the Partnership and the Affiliate and may be asserted by the Partnership or the Affiliate on their respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or the Affiliate) or may be waived by the Partnership or the Affiliate in whole or in part. The Offerors' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership or the Affiliate concerning the events described in this Section 6, "Certain Conditions of the Offer" shall be final and binding on all parties. As of the date hereof, the Offerors believe that neither paragraph (a) nor paragraph (b) of this Section 6, "Certain Conditions of the Offer" will prohibit the consummation of the Offer.

         Section 7. Cash Distribution Policy. The Partnership commenced operations in October, 1987 and anticipated providing Limited Partners with quarterly non-cumulative distributions totalling eight percent (8%) on an annualized basis (2% per quarter). Quarterly cash distributions equal to two percent (2%) on an annualized basis (.5% per quarter) were paid on each Interest in every calendar quarter beginning with the quarter ended June 30, 1988 and ending with the quarter ended March 31, 1998. Beginning with the quarter ended June 30, 1998, the Partnership has made quarterly cash distributions equal to one percent (1%) on an annualized basis (.25% per quarter). Although the Partnership is not obligated to make future cash distributions, it may do so in the future. Limited Partners that tender the Interests pursuant to the Offer will not be entitled to receive any cash distributions declared and payable, if any, after the Expiration Date, on any Interests which are tendered and accepted by the Offerors. There can be no assurance that the Partnership will make any distributions in the future to Limited Partners who continue to own Interests following completion of the Offer. See Section 10, "Certain Information About the Partnership."

         Section 8. Effects of the Offer. In addition to the effects of the Offer on tendering and non-tendering Limited Partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

         If the Offer is fully subscribed, the Partnership will use approximately $70,000 to purchase 10,000 Interests and pay costs associated with the Offer. This will have the effect of: (i) reducing the cash available to fund future needs and contingencies or to make future distributions; and (ii) reducing or eliminating the interest income that the Partnership would have been able to earn had it invested this cash in interest bearing investments. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of Interests at $6.00 per Interest, are attached hereto as Appendix A.

         Upon completion of the Offer, the Offerors may consider purchasing any Interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to Limited Partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits the Offerors from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

         Section 9. Source and Amount of Funds. The total amount of funds required to complete this Offer is approximately $140,000 (including $120,000 to purchase 20,000 Interests plus approximately $20,000 for expenses related to administering the Offer). The Partnership expects to fund monies required to complete its purchases and to pay its expenses from its cash reserves (approximately $60,000 to purchase 10,000 Interests and approximately $10,000 for its proportionate share of expenses related to administering the Offer). The expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror. As of June 30, 1999 and December 31, 1998 the Partnership had unrestricted cash and cash equivalents of $430,413 and $398,001, or $.76 and $.69 per Interest, respectively. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 10,000 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $60,000 to purchase 10,000 Interests and approximately $10,000 for its proportionate share of expenses related to administering the Offer), from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 10,000 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

         Section 10.       Certain Information About the Partnership

         Certain  Information About the Partnership.  The Partnership was formed
         -------------------------------------------
in February, 1988 under the laws of the State of Florida. The general partner is NTS-Properties Associates VII, a Kentucky limited partnership. Except as otherwise provided in the Partnership Agreement, NTS- Properties Associates VII owns a one percent (1%) interest in the Partnership and the limited partners own a ninety-nine percent (99%) interest in the Partnership.

The Partnership owns the following properties and joint venture interests:

         - The Park at the Willows, a 48-unit luxury apartment complex located on a 2.8 acre tract in Louisville, Kentucky, acquired complete by the Partnership. The occupancy level of the apartment complex at June 30, 1999 was 94%.

         - Park Place Apartments Phase II, a 132-unit luxury apartment complex located on an 11 acre tract in Lexington, Kentucky, constructed by the Partnership. The occupancy level of the apartment complex at June 30, 1999 was 88%.

         - A joint venture interest in Blankenbaker Business Center 1A, a business center with approximately 50,000 net rentable ground floor square feet and approximately 50,000 net rentable mezzanine square feet located in Louisville, Kentucky, acquired complete by the joint venture between the Partnership and NTS-Properties Plus Ltd., an affiliate of the General Partner of the Partnership. The Joint Venture Agreement was amended to admit NTS-Properties IV., Ltd., an affiliate of the General Partner of the Partnership, ("NTS- Properties IV") during 1994. The Partnership's percentage interest in the joint venture was 31% at June 30, 1999. The occupancy level at Blankenbaker Business Center 1A at September 30, 1999 was 100%.

         The Partnership has a fee title interest in each of the properties that it owns. The joint venture in which the Partnership is a partner has a fee title interest in the property that it owns. In the opinion of the Partnership's management, the properties are adequately covered by insurance.

         The Partnership's principal activity is the leasing and management of the above properties. Sykes HealthPlan Service Bureau, Inc. ("Sykes") occupies 100% of Blankenbaker Business Center 1A. Sykes was formerly known as Prudential Service Bureau, Inc., and was indirectly owned by The Prudential Insurance Company of America ("Prudential"), which is a guarantor on the lease. Sykes was purchased by SHPS, Inc. and given its current name in March 1998. After this purchase Prudential remained as a guarantor on the lease. SHPS, Inc. leases Blankenbaker Business Center 1A and subleases the property to Sykes. In addition to monthly rental payments, SHPS, Inc. is obligated to pay substantially all of the operating expenses attributable to its space. Blankenship Business Center 1A's rental and other income remained fairly constant for the six months ended September 30, 1998 compared to the six months ended June 30, 1998.

         During the first quarter of 1999, Sykes Enterprises, Inc. ("Sykes Enterprises"), the parent company of SHPS, Inc. and an indirect owner of Sykes, announced its intentions to consolidate its operations and to build its corporate headquarters in Jefferson County, Kentucky. It is the Partnership's understanding that, due to the expansion of the headquarters of Sykes
Enterprises, Sykes does not intend to continue to occupy the space at Blankenbaker Business Center 1A through the duration of the lease, which terminates in July 2005. The Partnership's proportionate share of the rental income from this property accounted for approximately 16% of the Partnership's total revenues for the six months ended June 30, 1999. SHPS, Inc. is under lease until the year 2005, and no official notice of termination has been received. In addition, Prudential is a guarantor on the lease. However, if SHPS, Inc. defaults on its lease, this could have a material adverse effect on the Partnership's financial condition.

         If present trends continue, the Partnership will be able to continue at its current level of operations without the need of any additional financing. Current occupancy levels are considered adequate to continue the operations of the Partnership's properties.

         As of June 30, 1999, the Partnership had no material commitments for renovations or capital improvements.

         The Partnership is presently principally engaged in the leasing and management of a commercial business center and residential apartment complexes. A presentation of information concerning industry segments is not applicable.

         The current business of the Partnership is consistent with the original purpose of the Partnership which was to acquire, directly or by joint venture, unimproved or partially improved land, to construct and otherwise develop thereon apartment complexes or commercial properties, and to own and operate the completed properties. The original purpose also includes the ability of the Partnership to invest in fully improved properties, either directly or by joint venture. The Partnership's properties are in a condition suitable for their intended use.

         The Partnership intends to hold the Properties until such time as sale or other disposition appears to be advantageous with a view to achieving the Partnership's investment objectives or it appears that such objectives will not be met. In deciding whether to sell a Property, the Partnership will consider factors such as potential capital appreciation, cash flow and federal income tax considerations, including possible adverse federal income tax consequences to the Limited Partners. The General Partner of the Partnership is currently exploring the marketability of certain of its properties, and has not yet determined if any of the properties might be sold in the next 12 months, and there are no contracts for sale under negotiation at the present time.

         The Partnership's properties are encumbered by the following mortgages:

         Loan Balance
         at 06/30/99:      Encumbered Property:                  Due:
         ------------      --------------------                  ----

         $ 3,932,739       Park Place apartments Phase II      10/15/12

         The Park at the Willows is not encumbered by a mortgage.

         Properties owned by joint ventures in which the Partnership is a partner are encumbered by the following mortgages:

         Loan Balance
         at 06/30/99:       Encumbered Property:                 Due:
         ------------       --------------------                 ----

         $ 1,040,287*       Blankenbaker Business Center 1A    11/15/05

         *This amount represents the Partnership's proportionate interest in the mortgages payable as of June 30, 1999.


         The Partnership had an earnings to fixed charges coverage deficiency of $30, 191 for the year ended December 31, 1998. The Partnership's ratio of earnings to fixed charges was 1.2:1 for the year ended December 31, 1997.

         For more detailed financial information about the Partnership, see "Appendix A: The Partnership's Financial Statements Giving Pro Forma Effect of the Offer".

         Section 11.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax  Consequences of the Offer. The following is
         ------------------------------------------------------
a general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. The following summary is for general information only. The actual tax treatment of a tender of Interests may vary depending upon each Limited Partner's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the discussion herein. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not treat this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         --------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The payment for a Limited Partner's Interests will be in complete liquidation of that portion of the Limited Partner's ownership in the Partnership represented by the purchased Interests. The recipient of such payments is taxable to the extent of any gain recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his or her Interests are purchased by the Partnership to the extent that the sum of money distributed to him or her plus the selling Limited Partner's share of Partnership liabilities exceeds his or her adjusted basis in the purchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him or her and to the extent he or she is relieved from his or her proportionate share of Partnership liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his or her Interests if the amount of cash he or she received, plus the amount he or she is deemed to have received as a result of being relieved of his or her proportionate share of Partnership liabilities (if any), exceeds the Limited Partner's adjusted basis in the purchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his or her own tax circumstances.

         The adjusted basis of a Limited Partner's Interests is calculated by taking his or her initial basis and making certain additions and subtractions thereto. A Limited Partner's initial basis is the amount paid for an Interest ($20 per Interest for those who purchased in the initial offering), increased by a Limited Partner's share of liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Limited Partner. There was nonrecourse debt attributed to the Interests in the approximate amount of $4,973,026, or $8.79 per Interest, as of June 30, 1999. Basis is generally reduced by cash distributions, decreases in a Limited Partner's share of liabilities and by the share of Partnership losses allocated to the Interest.

         A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 1999 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. This allocation will affect the Limited Partner's adjusted tax basis in his or her Interests and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain upon the sale of the Interests will result in tax savings of no more than 28% of the reduction in taxable gain.

         In determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $6.00 cash payment per Interest plus a pro rata share of the Partnership's debt (together, the "Selling Price"). There was nonrecourse debt attributed to the Interests in the approximate amount of $4,973,026, or $8.79 per Interest, as of June 30, 1999. The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the adjusted basis of the purchased Interest from the Selling Price.

         Each Limited Partner must determine his or her own adjusted tax basis because it will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the date on which the Limited Partner was admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income, unrecaptured Section 1250 gain and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if: (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (generally, depreciation deductions in excess of straight-line depreciation in the case of real property and all allowable depreciation to date in the case of other property) constitute "unrealized receivables." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not to exceed his or her share of the Partnership's depreciation deductions that are "unrealized receivables." In general, for Interests held for twelve (12) months or longer, with respect to real property, the amount of gain attributable to depreciation not taxed as ordinary income is taxed at a maximum rate of 25%. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code Section 751 and a Limited Partner tendering his or her Interest would recognize ordinary income, in an amount equal to his or her share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

         For taxable Limited Partners the amount of depreciation subject to ordinary income tax per Interest purchased by a Limited Partner in the original offering is estimated to be $3.25 as of June 30, 1999, subject to further adjustment for tax exempt use property rules. Therefore, a maximum of approximately $3.25 of the taxable gain per Interest will be considered to be ordinary income, with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1999 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. In the case of real property, the amount of gain not taxed as ordinary income attributable to depreciation is taxed at a maximum rate of 25%. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for Interests held at least twelve (12) months. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for Limited Partners who hold their Interests as capital assets. Tax exempt Limited Partners may be subject to a recapturable cost recovery allowance. The amount of recapturable cost recovery allowance per Interest for tax exempt Limited Partners, if any, may be less than that for taxable Limited Partners. Tax exempt Limited Partners may be subject to tax on unrelated business taxable income
(UBTI) and, therefore, should consult their tax advisors to determine what amount, if any, of the recapturable cost recovery allowance should be reported as UBTI.

         Foreign Limited Partners. Gain realized by a foreign Limited Partner on
         -------------------------
a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445 and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership or the Affiliate, as the case may be, will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld may be credited against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund can be obtained from the IRS by filing a U.S. income tax return.

         Back-up Withholding.  To prevent back-up federal income tax withholding
         --------------------
equal to 31% of the payments made pursuant to the Offer, each Limited Partner (except a foreign Limited Partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of the Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. (For each Limited Partner's convenience, a Substitute Form W-9 is enclosed herein). Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements.
See "Foreign Limited Partners," above.

         Retirement Plan Investors.  Qualified pension, profit sharing and stock
         --------------------------
bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their UBTI, determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code Section 512(b)(5) provides generally that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business. However, Treasury Regulation 1.1245-6(b) provides that Code Section 1245 overrides the nonrecognition provisions of subtitle A of the Code, including Code Section 512(b)(5), if applicable; furthermore Code Section 512(b)(4) provides that notwithstanding Code Section 512(b)(5), a portion of the gain from the sale of "debt-financed property" (as defined in Section 514) may be treated as UBTI. Because a portion of the Partnership's assets are "debt financed," a portion of the gain, if any, recognized by a Qualified Plan on the sale of an interest will be UBTI. If a Qualified Plan is not a "dealer" in securities, the remaining portion of any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the IRS will not contend that the Partnership is a dealer. If the Partnership obtains financing to purchase Interests, the IRS may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. See Section 9, "Source and Amount of Funds."

         Section 12. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and Affiliate's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, the Affiliate nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, the General Partner, or the Affiliate, has effected any transactions in the Interests during the forty (40) business days prior to the date hereof except as follows:

                  On June 21, 1999, Ocean Ridge purchased 250 Interests from a Limited Partner for a purchase price of $6.00 per Interest. On July 21, 1999, Ocean Ridge purchased 1,546 Interests from a Limited Partner for a purchase price of $6.00 per Interest.

         Section 13. Extensions of Tender Period; Terminations; Amendments. The Partnership has, or, if the Offer is oversubscribed, each Offeror has, the right at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of the extension to each Limited Partner. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by the Offerors, except to the extent that such Interests may be withdrawn as set forth in Section 4, "Withdrawal Rights."

         If the Offer is oversubscribed, each Offeror has the right to purchase additional Interests. If either Offeror decides, in its sole discretion, to increase the amount of Interests being sought and, at the time that the notice of such increase is first published, sent or given to holders of Interests, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten (10) business days.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. The Offerors have the right:
(i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, "Certain Conditions of the Offer," by giving written notice of such termination to the Limited Partners and making a public announcement thereof; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements thereof, such announcements in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Offerors have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

         Section 14. Fees and Expenses. The Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. The Offerors will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 15.       Address; Miscellaneous.

         Address.  All executed copies of the Letter of Transmittal,  Substitute
         --------
Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, commercial bank, trust company or other nominee as follows:

                  By Mail, Hand Delivery or Overnight Mail/Express:
                  NTS Investor Services
                  c/o Gemisys
                  7103 S. Revere Parkway
                  Englewood, CO 80112

         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800) 387-7454 or by facsimile at: (303) 705-6171.

         Miscellaneous.  The Offer is not being  made to,  nor will  tenders  be
         --------------
accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Neither Offeror is aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Offerors reserve the right to exclude Limited Partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Offerors believe such exclusion is permissible under applicable laws and regulations, provided the Offerors make a good faith effort to comply with any state law deemed applicable to the Offer.

         The Partnership has filed an Issuer Tender Offer Statement on Schedule 13E-4 and the Affiliate has filed a Tender Offer Statement on Schedule 14D-1 with the Securities and Exchange Commission ("Commission") which includes certain information relating to the Offer summarized herein. Copies of these statements may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 15, "Address; Miscellaneous," or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                            NTS-Properties VII., Ltd.

September 2, 1999

                                   Appendix A
                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer



         The following unaudited pro forma balance sheets and statements of operations of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed as of June 30, 1999 and January 1, 1999. The pro forma financial statements contain certain financial information for the fiscal year ended December 31, 1998 extracted or derived from the Partnership's Annual Report on Form 10-K and certain financial information for the quarter ended June 30, 1999 extracted or derived from the Partnership's Quarterly Report on Form 10-Q. The Annual and Quarterly Reports contain more comprehensive financial information than the information contained herein and were filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934. The information extracted from the Annual and Quarterly
Reports is  qualified  in its  entirety  by  reference  to the  reports  and the financial statements (including the notes) contained in the reports. The pro forma financial statements present the quarterly and annual reports of the Partnership giving effect of the Offer as if the Offer was fully subscribed and completed as of June 30, 1999 and January 1, 1999, respectively. The information presented in these pro forma financial statements is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the year ended December 31, 1998 or the quarter ended June 30, 1999, nor do they purport to represent the future financial position of the Partnership.


                            NTS-PROPERTIES VII, LTD.
                            ------------------------

                          A Florida Limited Partnership
                          -----------------------------

                               Unaudited Proforma
                               ------------------

                                 BALANCE SHEETS
                                 --------------

                                                       Tender
                                        Actual        Proforma
                                        As of           As of
                                    June 30, 1999  June 30, 1999
                                    ----------------------------
ASSETS
------
Cash and equivalents                 $   430,413   $   370,413
Cash and equivalents -- restricted        50,505        50,505
Investment securities                       --            --
Accounts receivable                       15,380        15,380
Land, buildings and amenities, net     9,781,186     9,781,186
Other assets                             193,451       193,451
                                     -----------   -----------

                                     $10,470,935   $10,410,935
                                     ===========   ===========

LIABILITIES AND PARTNERS' EQUITY
--------------------------------

Mortgages payable                      4,973,026   $ 4,973,026
Accounts payable                          48,072        48,072
Distributions payable                     28,572        28,572
Security deposits                         29,724        29,724
Other liabilities                         64,908        64,908
                                     -----------   -----------

                                       5,144,302     5,144,302

Partners' equity                       5,326,633     5,266,633
                                     -----------   -----------

                                     $10,470,935   $10,410,935
                                     ===========   ===========

* This offer reduces cash and Partner's equity and increases expenses.

                            NTS-PROPERTIES VII, LTD.
                            ------------------------

                          A Florida Limited Partnership
                          -----------------------------

                               Unaudited Proforma
                               ------------------

                             STATEMENT OF OPERATIONS
                             -----------------------

                                                                 Tender       Tender
                                    Actual       Actual         Proforma     Proforma
                                   for three    for the        for three      for the
                                 months ended  year ended     months ended   year ended
                                   June 30,    December 31,     June 30,     December 31,
                                    1999          1998            1999           1998
                                -------------  -----------    ------------   ------------

REVENUES:
Rental income                    $   491,470   $ 1,922,874    $   491,470    $ 1,922,874
Interest and other income             10,242        29,063         10,242         29,063
                                  ----------     ---------      ---------     ----------
                                     501,712     1,951,937        501,712      1,951,937

EXPENSES:
Operating expenses                   100,069       467,432        100,069        467,432
Operating expenses -                  65,018       253,900         65,018        253,900
affiliated
Write-off of unamortized land
improvements and amenities              --          13,008           --           13,008
Interest expense                      95,933       395,180         95,933        395,180
Management fees                       25,803       101,354         25,803        101,354
Real estate taxes                     27,136       108,709         27,136        108,709
Professional and
administrative expenses               27,124        77,953         27,124         77,953
Tender offer costs                    10,000        10,000
Professional and
administrative expenses -
affiliated                            15,886        82,748         15,886         82,748
Depreciation and amortization        120,732       482,149        120,732        482,149
                                  ----------     ---------      ---------      ---------

                                     477,701     1,982,433        487,701      1,992,433
                                  ----------     ---------      ---------      ---------

Net income (loss)                $    24,011   $   (30,496)   $   (14,001)   $   (40,496)
                                 ===========   ===========    ===========     ==========
Net income (loss) allocated to
the limited partners             $    23,771   $   (30,496)   $   (13,861)   $   (40,091)
                                 ===========   ===========    ===========    ===========
Net income (loss) per limited
partnership unit                 $      0.04   $     (0.05)   $       .03    $      (.07)
                                 ===========   ===========    ===========    ===========
Weighted average number of
units                                565,736       581,622        555,736        571,736
                                 ===========   ===========    ===========    ===========

                                                                  Exhibit (a)(2)






                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                           NTS - PROPERTIES VII., LTD.

       Tendered Pursuant to the Offer to Purchase Dated September 2, 1999


       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF
               TRANSMITTAL MUST BE RECEIVED BY THE PARTNERSHIP BY,
                12:00 MIDNIGHT EASTERN STANDARD TIME, ON TUESDAY,
                NOVEMBER 30, 1999 (THE "EXPIRATION DATE"), UNLESS
                       THE OFFER IS EXTENDED BY OFFERORS.


[Investor Name]                                               If applicable:

[Address]                                                     [Custodian]

[City, State, Zip]                                            [Address]

[Tax I.D. #]                                                  [City, State, Zip]

[# of Interests]                                              [Account #]




I am a Limited Partner of NTS-Properties VII., Ltd. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offerors, NTS-Properties VII., Ltd. (the "Partnership"), and the Partnership's affiliate, ORIG, LLC, (the "Affiliate" and the Partnership are each an "Offeror" and collectively the "Offerors") upon the terms and conditions set forth in the Offer to Purchase, dated September 2, 1999 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFERORS TO REJECT ANY AND ALL TENDERS DETERMINED BY THEM, IN THEIR SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offerors, and that the Offerors will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

I hereby appoint NTS-Properties Associates VII (without posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the respective Offeror,(2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, and (5) upon payment by the respective Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.
                                                                          (Over)
                                       31

                        INSTRUCTIONS TO TENDER INTERESTS

      Please complete the following steps to tender your interests:

o     Complete Part 1. by inserting the number of interests you wish to tender.

o     Complete Part 2. by providing your telephone number.

o     Complete Part 3. by providing the appropriate signature(s).
      (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be notarized by a Notary Public.

o Return your original Certificate of Ownership for the interests with this form. If you are unable to locate your Certificate of Ownership, complete the Affidavit of Lost, Stolen, Misplaced or Destroyed Certificate and Indemnification Agreement.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ] I tender my entire interest in the Partnership, being ________ interests for a price of $6.00 per interest.

[ ] I tender only a portion of my interest in the Partnership, being _______ interests for a price of $6.00 per interest.

PART 2. TELEPHONE NUMBER.

My telephone number is: (_____)________________.


PART 3. SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:


__________________________________           ___________________________________
Print Name of Limited Partner                Print Name of Joint Owner


__________________________________           ___________________________________
Signature of Limited Partner                 Signature of Joint Owner

Sworn to me this __ day of _______,          Sworn to me this __ day of _______,
199__.                                       199__.


_________________________________            ___________________________________
Notary Public                                Notary Public

FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:


_________________________________            ___________________________________
Print Name of Signatory                      Signature


                                             Sworn to me this __ day of _______,
                                             199__.

____________________________________         ___________________________________
Title of Signatory                           Notary Public

Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate of Ownership for the interests, or if you are unable to locate your Certificate of Ownership, the Affidavit of Lost, Stolen, Misplaced or Destroyed Certificate and Indemnification Agreement; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454.

                                                                  Exhibit (a)(3)






               Form of Affidavit and Indemnification Agreement for
                       Missing Certificate(s) of Ownership

               AFFIDAVIT OF LOST, STOLEN, MISPLACED OR DESTROYED
                  CERTIFICATE(S) AND INDEMNIFICATION AGREEMENT



State of _____________

County of ____________

____________________________________
____________________________________
____________________________________
____________________________________ (The "Limited Partner")

being duly sworn, deposes and says:

1. The Limited Partner is of legal age and is the true and lawful, present and sole, record and beneficial owner of _________ (insert number of interests) limited partnership interests (the "Interests") of NTS Properties VII, Ltd. (the "Partnership"). The Interests were represented by the following certificate(s) (the "Certificate(s)") issued to the :

Certificate(s) No.            Number of Interests               Date Issued
------------------            -------------------               -----------



The Certificate(s) was (were) lost, stolen, misplaced or destroyed under the following circumstances:

________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
_________________________________________________ and after diligent search, the
Certificate(s) could not be found.

2. Neither the Certificate(s) nor any interest therein has at any time been sold, assigned, endorsed, transferred, pledged, deposited under any agreement or otherwise disposed of, whether or not for value, by or on behalf of the Limited Partner. Neither the Limited Partner nor anyone acting on the Limited Partner's behalf has at any time signed any power of attorney, any stock power or other authorization with respect to the Certificate(s) and no person or entity of any type other than the Limited Partner has or has asserted any right, title, claim or interest in or to the Certificate(s) or to the Interests represented thereby.

3. The Limited Partner hereby requests, and this Affidavit and Indemnification Agreement is made and given in order to induce the Partnership, (i) to refuse to recognize any person other than the Limited Partner as the owner of the Certificate(s); (ii) to refuse to make any payment, transfer, registration, delivery or exchange called for by the Certificate(s) to any person other than the Limited Partner; and (iii) to refuse the Certificates or to make the payment, transfer, registration, delivery or exchange called for by the Certificate(s) without the surrender thereof or cancellation.

4. If the Limited Partner or the representative or the assigns of the Limited Partner should find or recover the Certificate(s), the Limited Partner will immediately surrender and deliver the same to the Partnership for cancellation without requiring any consideration thereof.

                                                                          (Over)

5. The Limited Partner agrees in consideration of the issuance to the Limited Partner of a new certificate in substitution for the Certificate(s), to indemnify and hold harmless the Partnership, each general partner of the Partnership, each affiliate of the Partnership and any person, firm or entity now or hereafter acting as the transfer agent, registrar, trustee, depositary, redemption, fiscal or paying agent of the Partnership, or in any other capacity and their respective successors and assigns, from and against any and all liabilities, losses, damages, costs and expenses of every nature (including reasonable attorney's fees) in connection with, or arising out of, said lost, stolen, misplaced or destroyed Certificate(s) without the surrender thereof and, whether or not: (a) based upon or arising out of the honoring of, or refusing to honor, the Certificate(s) when presented to anyone, (b) based upon or arising from inadvertence, accident, oversight or neglect or failure to inquire into contest or litigate the right of any applicant to receive payment, credit, transfer, registration, exchange or delivery in respect of the Certificate(s) and/or the new instrument or instruments issued in lieu thereof on the part of the Partnership, its affiliates, agents and employees or any general Partner of the Partnership and its agents and employees, (c) based upon or arising out of any determination which the Partnership, its affiliates or any general partner thereof may in fact makes as to the merits of any such claim, right, or title,
(d) based upon or arising out of any fraud or negligence on the part of the Limited Partner in connection with reporting the loss of the Certificate(s) and the issuance of new instrument or instruments in lieu thereof, or (e) based upon or arising out of any other matter or thing whatsoever it may be.

6. The Limited Partner agrees that all notices, requests, demands and other communications under this Affidavit and Indemnification Agreement shall be in writing and shall be mailed to the party to whom notice is to be given by certified or registered mail, postage prepaid; if intended for the Partnership shall be addressed to Gemisys, 7103 S. Revere Pkwy., Englewood, CO 80112 Attn.:
Transfer Department, or such other address as the Partnership shall have given notice to the Limited Partner at the address set forth at the end of this Affidavit and Indemnification Agreement or at such other address as the Limited Partner shall have given prior notice to the Partnership in a manner herein provided.

7. No wavier shall be deemed to be made by the Partnership or its affiliates of any of its rights hereunder unless in writing, and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the Partnership or its affiliates or the obligations of the Limited Partner in any other respect at any other time.

8. The provisions of this Affidavit and Indemnification Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Partnership and its affiliates and the Limited Partner.

9. This Affidavit and Indemnification Agreement shall be governed by and construed in accordance with the laws of the State of Florida.


                               -------------------------------------------------
                               Signature of Limited Partner (Please sign exactly as name appears on certificate)

                               -------------------------------------------------
                               Limited Partner Signature (if held jointly)


Sworn to me this ___ day of    -------------------------------------------------
_________,  199_.              Name of Limited Partner


---------------------------    -------------------------------------------------
Notary Public                  Address of Limited Partner

My commission expires:____/______/_______

                                                                  Exhibit (a)(4)






                       Form of Letter to Limited Partners

                                [NTS letterhead]

                                September 2, 1999


Account Name 1
Account Name 2
Address
City, State Zip

To our Limited Partners:

         Enclosed for your review is an Offer to Purchase your limited partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests.

--------------------------------------------------------------------------------
You currently own ____ interests. The Partnership is offering to purchase your interests for $6.00 per interest, or a total of $_____________, subject to the terms of the Offer.

Payment will be made within five business days of the expiration of the Offer.
--------------------------------------------------------------------------------
We invite your attention to the following:

o        This Offer is being made to all Limited Partners.

o Up to 10,000 interests may be purchased by the Partnership and an additional 10,000 interests may be purchased by the Partnership's affiliate, ORIG, LLC. If more than 20,000 interests are tendered, the Partnership may decide to purchase more than 10,000 interests and the affiliate may decide to purchase more than 10,000 interests or the Partnership and the affiliate may decide to purchase less than all of the interests tendered on a pro rata basis.

o The Offer will expire at 12:00 midnight, Eastern Standard Time, on Tuesday, November 30, 1999, unless the Offer is extended.

         After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investor Services c/o Gemisys, before November 30, 1999, the following:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).


                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                                  Exhibit (a)(5)






                       Substitute Form W-9 with Guidelines

                               Substitute Form W-9



o        Purpose of the Substitute Form W-9

         Each tendering Limited Partner is required to provide to the Partnership its correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 which is provided below, and to certify whether the Limited Partner is subject to backup withholding of federal income tax. If the Partnership is not provided with the correct TIN, the Limited Partner may be subject to a $500 penalty imposed by the Internal Revenue Service (the "IRS"). In addition, failure to provide the information on Substitute Form W-9 may subject the tendering Limited Partner to 31% federal income tax withholding on the payment of the purchase price of all Interests purchased by the Offerors from the Limited Partner pursuant to this Offer.

o        Instructions for filling out the Substitute Form W-9

         Each tendering Limited Partner must fill out the Substitute Form W-9 below by: (1) inserting their TIN; (2) certifying whether the Limited Partner is subject to backup withholding of federal income tax; and (3) signing the form.

         If the tendering Limited Partner is an individual, the TIN is the Limited Partner's social security number.

         If the tendering Limited Partner has been notified by the IRS that the Limited Partner is subject to backup withholding, the Limited Partner must cross out item (2) of the "Certification" box of Substitute Form W-9, unless the Limited Partner has since been notified by the IRS that the Limited Partner is no longer subject to backup withholding. If backup withholding applies, the Partnership is required to withhold 31% of any payments made to the Limited Partner. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         If the tendering Limited Partner has not been issued a TIN and has applied for one or intends to apply for one in the near future, the Limited Partner should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Partnership is not provided with a TIN within 60 days, the Partnership will withhold 31% on all payments of the purchase price to the Limited Partner until a TIN is provided to the Partnership.

         Certain Limited Partners (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the individual must submit an Internal Revenue Form W-8, signed under penalties of perjury, attesting to such individual's exempt status. A Form W-8 may be obtained from NTS Investor Services c/o Gemisys at the address and telephone number provided in Section 15, "Address; Miscellaneous" of the Offer to Purchase.

         For complete instructions on how to fill out Substitute Form W-9, refer to the Guidelines enclosed.

                                                                          (OVER)

________________________________________________________________________________
SUBSTITUTE          | Part I -- Taxpayer Identification |
FORM W-9            | Number -- For all accounts, enter |  ___________________
                    | your TIN in the box at right.     |  Social Security No.
                    | (For most individuals, this is    |
Department of the   | your social security number.)     |
Treasury            | Certify by signing and dating     |   OR
Internal Revenue    | below.                            |
Service             |                                   |   ___________________
                    |                                   |   Employer
Payer's Request     |                                   |   Identification No.
for Taxpayer        |                                   |
Identification      |                                   |
Number (TIN)        |                                   |
                    |                                   |   (If awaiting a TIN
                    |                                   |   write "Applied For"
                    |                                   |   in the space above).
____________________|___________________________________|_______________________

Part II -- For payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
________________________________________________________________________________

Certification -- Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me). and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certificate Instructions -- You must cross out item (2) above, if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
________________________________________________________________________________

SIGNATURE __________________________________  DATE _________________ , 199 ____

________________________________________________________________________________

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. - Social Security numbers have nine digits separated by two hyphens, e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen, e.g., 00-0000000. The table below will help determine the number to give the payer.


                                     Give the SOCIAL
For this type of account:            SECURITY
                                     number of -
------------------------------------ --------------------------
1.  An individual's account          The individual

2.  Two or more individuals          The actual owner of
    (joint account)                  the account or, if
                                     combined funds, the
                                     first individual on the
                                     account(1)

3.  Husband and wife (joint          The actual owner of
    account)                         the account or, if joint
                                     funds, either person(1)

4.  Custodian account of a           The minor(2)
    minor (Uniform Gift to Minors
    Act)

5.  Adult and minor (joint           The adult or, if the
    account)                         minor is the only
                                     contributor, the
                                     minor(1)

6.  Account in the name of           The ward, minor, or
    guardian or committee for a      incompetent person(3)
    designated ward, minor, or
    incompetent person

7. a.  A revocable savings trust     The grantor-trustee(1)
       account (in which grantor
       is also trustee)

   b. Any "trust" account that       The actual owner(1)
      is not a legal or valid trust
      under State law


                                     Give the EMPLOYER
For this type of account:            IDENTIFICATION
                                     number of -
------------------------------------ --------------------------
8.   Sole proprietorship account     The owner(4)

9.   A valid trust, estate, or       The legal entity (do
     pension trust                   not furnish the
                                     identifying number of
                                     the personal
                                     representative or
                                     trustee unless the
                                     legal entity itself is not
                                     designated in the
                                     account title)(5)

10.  Corporate account               The corporation

11.  Religious, charitable, or       The organization

12.  Partnership account held in     The partnership

13.  Association, club, or other     The organization

14.  A broker or registered          The broker or nominee

15.  Account with the Department     The public entity
     of Agriculture in the name of
     a public entity (such as a
     State or local government,
     school district, or prison) that
     receives agricultural program
     payments
------------------------------------ --------------------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5)  List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Obtaining a Number
If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at an office of the Social Security Administration or the Internal Revenue Service.

To complete Substitute Form W-9, if you do not have a tax payer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. Generally, you will then have 60 days to obtain a taxpayer identification number and furnish it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding Penalties
Payees specifically exempted from backup withholding on ALL payments include the following:*
     o    A corporation.
     o    A financial institution.
     o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7).
     o    The United States or any agency or instrumentality thereof.
     o A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
     o A foreign government or a political subdivision, agency or instrumentality thereof.
     o An international organization or any agency or instrumentality thereof.
     o A registered dealer in securities or commodities registered in the United States or a possession of the United States.
     o    A real estate investment trust.
     o    A common trust fund operated by a bank under section 584(a).
     o An entity registered at all times during the tax year under the Investment Company Act of 1940.
     o    A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
     o    Payments to nonresident aliens subject to withholding under section
          1441.
     o Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.
     o Payments of patronage dividends where the amount received is not paid in money.
----------
* Unless otherwise noted herein, all references below to section numbers or to regulations are references to the Internal Revenue Code and the regulations promulgated thereunder.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:
     o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if (i) this interest is $600 or more, (ii) the interest is paid in the course of the payer's trade or business and (iii) you have not provided your correct taxpayer identification number to the payer.
     o Payments of tax-exempt interest (including exempt interest dividends under section 852).
     o    Payments described in section 6049(b)(5) to nonresident aliens.
     o    Payments on tax-free covenant bonds under section 1451.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

Privacy Act Notice.- Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number.-If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Statements With Respect to Withholding.-If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500. (3) Criminal Penalty for Falsifying Information.-If you falsify certifications or affirmations, you are subject to criminal penalties including fines and/or imprisonment.
                           FOR ADDITIONAL INFORMATION
                       CONTACT YOUR TAX CONSULTANT OR THE
                            INTERNAL REVENUE SERVICE